UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Tableau Software, Inc.

(Name of Subject Company)

Tableau Software, Inc.

(Name of Person Filing Statement)

Class A Common Stock, par value $0.0001 per share

Class B Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Class A Common Stock — 87336U105

Class B Common Stock — None

(CUSIP Number of Class of Securities)

Keenan M. Conder

Executive Vice President, General Counsel and Corporate Secretary

Tableau Software, Inc.

1621 North 34th Street

Seattle, Washington 98103

(206) 633-3400

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jamie Leigh, Esq.

Ben Beerle, Esq.

Jodie M. Bourdet, Esq.

Cooley LLP

101 California St, 5th Floor

San Francisco, CA 94111

(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Tableau Software, Inc., a Delaware corporation (“Tableau” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 3, 2019, relating to the exchange offer by salesforce.com, inc., a Delaware corporation (“Salesforce”), and Sausalito Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Salesforce (the “Purchaser”) to exchange for each outstanding share of Class A common stock of Tableau, par value $0.0001 per share (“Class A common stock”), and Class B common stock of Tableau, par value $0.0001 per share (“Class B common stock,” and together with “Class A common stock,” “Tableau common stock”), validly tendered and not validly withdrawn in the offer, 1.103 shares of Salesforce common stock, par value $0.001 per share (“Salesforce common stock”), together with cash in lieu of any fractional shares of Salesforce common stock, without interest and subject to reduction for any applicable withholding taxes (such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated July 3, 2019 (the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto, the “Offer”). Salesforce has filed with the SEC a Registration Statement on Form S-4 dated July 3, 2019, relating to the Offer and sale of shares of Salesforce common stock to be issued to holders of Tableau common stock validly tendered and not validly withdrawn in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement, and the Letter of Transmittal, which were filed as Exhibits (a)(4) and (a)(1)(A), respectively, to the Tender Offer Statement on Schedule TO filed with the SEC on July 3, 2019 (as amended or supplemented from time to time) by Salesforce and the Purchaser. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. This Amendment No. 3 is being filed to reflect certain updates as set forth below.

Item 4.	The Solicitation or Recommendation.

Item 4 “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By adding the following paragraph following the third full paragraph of the section titled “Background of the Offer and the Merger” on page 24 to read as follows:

“On May 24, 2019, representatives of Salesforce reached out to Mr. Selipsky to begin discussions regarding post-closing employment arrangements between Salesforce and Mr. Selipsky. Between May 24, 2019 and June 9, 2019, representatives of Salesforce, Mr. Selipsky and other members of Tableau’s senior management team had discussions regarding post-closing employment arrangements, which would require those individuals to sign offer letters concurrently with entry into the merger agreement. On June 9, 2019, these offer letters were entered between Salesforce and the management team members, including Mr. Selipsky. Please see “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements between Salesforce, the Purchaser and the Current Executive Officers, Directors and Affiliates of Tableau—Executive Officer Letters and Arrangements—Salesforce Offer Letters” for additional information.”

2.	By adding a new sentence at the end of the second paragraph of the section titled, “Projected Financial Information” on page 31 to read as follows:

“In addition to the Initial Five-Year Plan and the Updated Five-Year Plan, Company’s management also prepared unaudited, nonpublic prospective pro forma financial information about the combined company using publicly available Institutional Brokers’ Estimate System (which we refer to as “IBES”) estimates for Salesforce for future periods and the Updated Five-Year Plan for Tableau future periods (the “Pro Forma Information”), which was made available to the Tableau Board and approved by Tableau for Goldman Sachs’ use in connection with its opinion. The Pro Forma Information does not give effect to any anticipated synergies or potential purchase accounting adjustments that may be associated with the merger. Neither the Salesforce IBES estimates included in the Pro Forma Information, nor the Pro Forma Information, was provided, reviewed or approved by Salesforce or any of its representatives, and they should not be read as indicative of Salesforce’s expected actual results or internal forecasts.”

3.	By inserting the bold and underlined words in the third paragraph of the section titled, “Projected Financial Information” on page 31 to read as follows:

“We refer to any of the Initial Five-Year Plan, the Updated Five-Year and related extrapolated projections for calendar years 2024 through 2033 and the Pro Forma Information as the “Management Projections.” The Management Projections (other than the Pro Forma Information) were prepared by Tableau on a stand-alone basis and do not take into account the transactions, including any costs incurred in connection with the offer or the other transactions contemplated thereby or any changes to Tableau’s operations or strategy that may be implemented after the completion of the merger. As a result, actual results likely will differ, and may differ materially, from those contained in the Management Projections.”

4.	By adding a new table after the table labeled “Updated Five Year Plan and Related Extrapolations” of the section titled, “Projected Financial Information” on page 33 to read as follows:

Pro Forma Information (1) ($ in millions)
CYE December 31,	2019	2020	2021
Revenue	$17,607	$21,163	$25,277
Gross Profit	$13,805	$16,606	$19,832
Non-GAAP Operating Income	$2,973	$4,038	$5,232
Unlevered Free Cash Flow	$3,672	$4,438	$5,482

(1) As discussed above and below, the Pro Forma Information was not provided, reviewed or approved by Salesforce or any of its representatives, and should not be read as indicative of Salesforce’s expected actual results or internal forecasts.

5.

By removing and replacing the first sentence in the fifth paragraph of the section titled, “Projected Financial Information—Important Information About the Management Projections” on page 34 to read as follows:

“The Management Projections (including the Pro Forma Information) were prepared by, and are the responsibility of, the Company’s management. PricewaterhouseCoopers LLP, Ernst & Young LLP and Salesforce have not audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the Management Projections and, accordingly, do not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporation by reference relates to the Company’s previously issued financial statements. It does not extend to the Management Projections and should not be read to do so.”

6.	By inserting the bold and underlined numbers in the second paragraph on page 37 in the section titled, “Opinion of Tableau’s Financial Advisor” as follows:

Illustrative Discounted Cash Flow Analysis. Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on Tableau. Using discount rates ranging from 8.0% to 10.0%, reflecting estimates of Tableau’s weighted average cost of capital, Goldman Sachs discounted to present value as of Tableau’s latest reported balance sheet date of March 31, 2019 using the mid-year convention, (i) estimates of unlevered free cash flow for Tableau for the nine months ended December 31, 2019 and years 2020 through 2033 as reflected in the Forecasts and (ii) a range of illustrative terminal values for Tableau, which were calculated by applying perpetuity growth rates ranging from 2.5% to 4.5%, to a terminal year estimate of free cash flow to be generated by Tableau as reflected in the Forecasts (which analysis implied exit terminal year multiples for next twelve months net operating profit after tax ranging from 13.5x to 28.7x). Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model (“CAPM”), which requires certain company-specific inputs, including Tableau’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for Tableau, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived ranges of illustrative enterprise values for Tableau by adding the ranges of present values it derived above. Goldman Sachs then added to the range of illustrative enterprise values it derived for Tableau the $1.06 billion of net cash held by Tableau, in each case, as provided by the management of Tableau to derive a range of illustrative equity values for Tableau. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Tableau (95.6 million shares), as provided by the management of Tableau, to calculate a range of implied equity values per share of Tableau common stock of $114 to $239, as rounded to the nearest dollar, which implied an illustrative range of exchange ratios of 0.710x to 1.480x per share of Tableau common stock based on the closing price per share of $161.27 of Salesforce common stock as of June 7, 2019.

7.	By replacing the subsection titled “Precedent Premium Analysis” on pages 37 and 38 in the section titled, “Opinion of Tableau’s Financial Advisor” with the following:

Precedent Premium Analysis. Using publicly available information, Goldman Sachs reviewed and analyzed acquisition premia for certain transactions, as described below.

Goldman Sachs calculated the 25th and 75th percentile premia relative to the target company’s last undisturbed stock price prior to the announcement of certain selected transactions. See the table titled, “Selected Transactions” on page 39 for the applicable transactions and premia. While none of the companies that participated in the selected transactions are directly comparable to Tableau, the companies that participated in the selected transactions are companies with operations, results, market sizes and product profiles that, for the purposes of analysis, may be considered similar to that of Tableau. This analysis indicated a 25th and 75th percentile premium of 11.0% and 33.8%, respectively. Using this analysis, Goldman Sachs applied an illustrative reference range of premia ranging from 11.0% to 33.8% to the closing price per share of Class A common stock of $125.21 per share as of June 7, 2019, which was one trading day prior to the announcement of the transactions contemplated by the merger agreement, and calculated a range of implied equity values per share of Tableau common stock of $139 to $168, as rounded to the nearest dollar, which implied an illustrative range of exchange ratios of 0.862x to 1.039x per share of Tableau common stock based on the closing price per share of Salesforce common stock of $161.27 as of June 7, 2019.

Goldman Sachs also calculated the 25th and 75th percentile premia relative to the target company’s stock price 30 trading days prior to the last undisturbed date prior to the announcement of certain selected transactions. See the table titled, “Selected Transactions” on page 39 for the applicable transactions and premia. While none of the companies that participated in the selected transactions are directly comparable to Tableau, the companies that participated in the selected transactions are companies with operations, results, market sizes and product profiles that, for the purposes of analysis, may be considered similar to that of Tableau. This analysis indicated a 25th and 75th percentile premium of 21.2% and 45.5%, respectively. Using this analysis, Goldman Sachs applied an illustrative reference range of premia ranging from 21.2% to 45.5% to the closing price per share of Class A common stock of $120.70 per share as of April 26, 2019, which was 30 trading days prior to the announcement of the transactions contemplated by the merger agreement, and calculated a range of implied equity values per share of Tableau common stock of $146 to $176, as rounded to the nearest dollar, which implied a range of illustrative exchange ratios of 0.907x to 1.089x per share of Tableau common stock based on the closing price per share of Salesforce common stock of $161.27 as of June 7, 2019.

Goldman Sachs also reviewed and analyzed acquisition premia for transactions announced during the time period from January 1, 2016 through June 7, 2019, involving a public company based in the United States in the technology industry as the target, where the disclosed transaction value was over $500 million, and calculated the median and 25th and 75th percentile premia (discount) relative to the target company’s stock price at its 52-week high prior to the announcement of the applicable transaction. This analysis indicated a median, 25th and 75th percentile premium of 6.0%, (2.2%) and 11.6%, respectively. Using this analysis, Goldman Sachs applied an illustrative reference range of premia (discount) of (2.2%) to 11.6% to the closing price per share of Class A common stock of $136.64 per share as of March 21, 2019, which was the date that the Class A common stock reached its 52-week high prior to the announcement of the transactions contemplated by the merger agreement, and calculated a range of implied equity values per share of Tableau common stock of $134 to $152, as rounded to the nearest dollar, which implied a range of illustrative exchange ratios of 0.829x to 0.946x per share of Tableau common stock based on the closing price per share of Salesforce common stock of $161.27 as of June 7, 2019.

8.	By replacing the first sentence and table on page 39 in the section titled, “Opinion of Tableau’s Financial Advisor” with the following:

Precedent Transactions Analysis. Goldman Sachs analyzed certain information relating to the following transactions in the software industry announced between October 2011 and June 2019.

Selected Transactions
Announcement Date	Acquirer	Target	NTM Transaction Revenue Multiple	Growth- Adjusted NTM Transaction Revenue Multiple	Premium to Undisturbed Date	Premium to 30 Trading Days Prior to Undisturbed Date
October 2011	Oracle Corp.	RightNow Technologies, Inc.	6.5x	0.34x	20%	35%
December 2011	SAP SE	SuccessFactors, Inc.	8.7x	0.23x	52%	67%
February 2012	Oracle Corp.	Taleo Corp	5.3x	0.23x	18%	17%
May 2012	SAP America, Inc.	Ariba, Inc.	7.7x	0.59x	20%	38%
December 2012	Oracle Corp.	Eloqua, Inc.	8.1x	0.41x	31%	15%
June 2013	Salesforce	ExactTarget, Inc.	6.4x	0.26x	53%	70%
July 2013	Cisco Systems, Inc.	Sourcefire Inc.	8.1x	0.32x	29%	40%
December 2013	Oracle Corp.	Responsys, Inc.	6.7x	0.37x	38%	73%
September 2014	SAP America, Inc.	Concur Technologies, Inc.	9.9x	0.46x	28%	41%
October 2015	Silver Lake Management, LLC / Thoma Bravo, LLC	Solarwinds Corp.	7.7x	0.42x	27%	48%
April 2016	Oracle Corp.	Textura Corp.	6.1x	0.24x	31%	48%
May 2016	Vista Equity Partners	Marketo, Inc.	5.9x	0.22x	64%	80%
June 2016	Microsoft Corp.	LinkedIn Corp.	6.8x	0.32x	50%	56%
June 2016	Salesforce	Demandware Inc.	8.9x	0.34x	56%	74%
July 2016	Oracle Corp.	NetSuite Inc.	9.2x	0.31x	44%	38%
January 2018	SAP America, Inc.	Callidus Software, Inc.	7.9x	0.43x	10%	26%
March 2018	Salesforce	Mulesoft, Inc.	15.7x	0.40x	36%	91%
June 2018	Workday, Inc.	Adaptive Insights, Inc.	10.9x	0.45x	NA	NA
July 2018	Broadcom Inc.	CA, Inc.	4.3x	NM	20%	25%
October 2018	Twilio Inc.	SendGrid, Inc.	11.5x	0.46x	19%	NA
October 2018	IBM Corp.	Red Hat, Inc.	9.4x	0.65x	63%	32%
October 2018	Cloudera	Hortonworks, Inc.	5.3x	0.25x	NA	NA
November 2018	Vista Equity Partners	Apptio, Inc.	7.1x	0.47x	53%	NA
December 2018	Vista Equity Partners	Mindbody, Inc.	6.7x	0.28x	68%	35%
February 2019	Hellman & Friedman	The Ultimate Software Group, Inc.	8.3x	0.42x	19%	40%

9.	By replacing the second paragraph and table on page 40 in the section titled, “Opinion of Tableau’s Financial Advisor” with the following:

Public Comparables Analysis: Goldman Sachs reviewed and compared certain financial information for Tableau to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the software industry (collectively referred to as the “selected companies”):

Growth-adjusted EV / CY20E Rev. Multiple
Alteryx, Inc.	0.24x
Atlassian Corp. Plc	0.49x
DocuSign, Inc.	0.23x
Dropbox, Inc.	0.21x
HubSpot, Inc.	0.27x
MongoDB, Inc.	0.32x
New Relic, Inc.	0.23x
Okta, Inc.	0.45x
Pegasystems Inc.	NM
Smartsheet Inc.	0.25x
Splunk Inc.	0.17x
Talend S.A.	0.19x
Workday, Inc.	0.36x
Zendesk, Inc.	0.25x

10.	By amending the first paragraph on page 41 in the section titled, “Opinion of Tableau’s Financial Advisor” in the bold and underlined portions as follows:

Present Value of Future Share Price Analysis—Tableau Standalone. Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of Tableau common stock, which is designed to provide an indication of the present value of a theoretical future value of Tableau’s equity as a function of Tableau’s financial multiples. For this analysis, Goldman Sachs used the Forecasts for each of the calendar years 2019 to 2021. Goldman Sachs first calculated the implied future enterprise value of Tableau as of March 31, 2019 and as of December 31, 2019 and 2020, by applying a range of enterprise value to forward revenue multiples of 7.5x to 8.5x to the revenue estimates for Tableau contained in the Forecasts for each of the calendar years 2019 through 2021. These illustrative multiples were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account historical average enterprise value to revenue multiples for Tableau and the forward enterprise to revenue multiples for the selected companies. Goldman Sachs then added estimated net cash as of the relevant period ($1.06 billion as of March 31, 2019 and $1.10 billion and $1.16 billion as of year-end 2019 and 2020, respectively) per the Forecasts to such future enterprise values in order to calculate the implied future equity values. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Tableau (95.6 million shares, 95.9 million shares and 97.2 million shares as of March 31, 2019 and year-end 2019 and 2020, respectively), as provided by the management of Tableau. Goldman Sachs then discounted implied December 31, 2019 and 2020 per share equity values back to March 31, 2019 using an illustrative discount rate of 8.5%, reflecting an estimate of Tableau’s cost of equity. Goldman Sachs derived such illustrative discount rate by application of the CAPM, which requires certain company-specific inputs, including a beta for Tableau, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in an illustrative range of implied present values of $121 to $176 per share of Tableau common stock, as rounded to the nearest dollar.

Item 8.	Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.

By removing the words and punctuation “, within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act” in the first sentence of the paragraph under the section titled “Cautionary Statements Regarding Forward-Looking Statements” on page 46 to read as follows:

“Information both included and incorporated by reference in this document may contain forward-looking statements.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABLEAU SOFTWARE, INC.

Date: July 23, 2019	By:	/s/ Keenan M. Conder
Keenan M. Conder
Executive Vice President, General Counsel and Corporate Secretary